Mail Stop 3561

                                                                 September 19,
2018

   Rajesh K. Agrawal
   Executive Vice President and Chief Financial Officer
   The Western Union Company
   12500 East Belford Avenue
   Englewood, CO 80112

           Re:    The Western Union Company
                  Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018
                  Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed August 2, 2018
                  File No. 001-32903

   Dear Mr. Agrawal:

          We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

           After reviewing your response to these comments, we may have additional comments.

   Form 10-K for the Fiscal Year Ended December 31, 2017

   Item 8. Financial Statements and Supplementary Data

   Consolidated Statements of Cash Flows, page 91

       1. Please tell us your basis for classifying the capitalization of contract costs as an investing cash flow activity as opposed to an operating activity.
 Rajesh K. Agrawal
The Western Union Company
September 19, 2018
Page 2

Form 10-Q for the Quarterly Period Ended June 30, 2018

Item 1. Financial Statements (unaudited)

Note 2. Revenue, page 10

   2. We note your disclosure that when more than one party is involved in providing services to a customer, you generally act as the principal and report revenue on a gross basis.
      Please tell us which arrangements involve third parties and tell us how you determined you control each service before it is transferred to the customer. In addition, we note your disclosure on page 51 regarding agent commissions. Please help us understand the nature of these agent services. Reference ASC 606-10-55-36 through 40.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth
Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding these comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.



                                                           Sincerely,

                                                           /s/ Jennifer
Thompson

                                                           Jennifer Thompson
                                                           Accounting Branch
Chief
                                                           Office of Consumer
Products